FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 2/27/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                             Form 20-F  x     Form 40-F
                                       ---              ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                             Yes               No   x
                                  ---              ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing its results for the fourth quarter and year 2006.

     Ternium Announces Fourth Quarter and Full Year 2006 Results

    LUXEMBOURG--(BUSINESS WIRE)--Feb. 27, 2007--Ternium S.A. (NYSE:
TX) today announced its results for the fourth quarter and twelve months ended December 31, 2006.

    The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.



Summary of Fourth Quarter and Full Year 2006 Results

                        -------- ------------- ------------- --------
                        Q4 2006     Q3 2006       Q4 2005      2006
                        -------- ------------- ------------- --------

Shipments (million
 tons)                      2.1      2.2   -4%     2.1    0%     9.0
Net Sales (US$ million) 1,587.5  1,743.5   -9% 1,467.8    8% 6,569.0
Operating Income (US$
 million)                 259.2    508.2  -49%   367.0  -29% 1,636.6
EBITDA (1) (US$
 million)                 376.8    614.9  -39%   489.7  -23% 2,074.3
EBITDA margin (% of net
 sales)                      24%      35%           33%           32%
Net Income (US$
 million)                 158.2    354.0  -55%   168.7   -6%   996.0
Equity Holders' Net
 Income (US$ million)     140.4    257.4  -45%   137.5    2%   795.4
Earnings per ADS (US$)     0.70     1.28  -45%                  4.11

(1) Fourth quarter 2006 EBITDA equals operating income of US$259.2 million plus depreciation and amortization of US$106.0 million and other non-cash transactions of US$11.6 million.


    Sales volume in the South & Central America Region increased 13% during the fourth quarter 2006 compared to that of the fourth quarter 2005, and revenue per ton was 9% higher in the period. In the North America Region, sales volume decreased 10% during the fourth quarter 2006 compared with the fourth quarter 2005, and revenue per ton was 10% higher in the period although it decreased when compared with the third quarter 2006 as a result of increased imports and a de-stocking process in the distribution sectors in the U.S. and Mexico due to slower economic growth.

    During the fourth quarter 2006 operating income was lower than it was in the fourth quarter 2005. This was due mainly to higher prices of raw materials and certain one-time events related to work slowdowns and stoppages at Sidor that reduced shipments by an estimated 170,000 tons; the relining of one of Siderar's blast furnaces; and a charge of US$46.9 million related to an increase in Sidor's pension plan benefits liability.

    Equity holders' net income during the fourth quarter 2006 was 2% higher compared with that of the fourth quarter 2005 as a result of lower financial expenses, income tax expense and minority interest, all of which offset the lower operating income. The pension plan charge effect on equity holders' net income was US$17.3 million.

    Outlook

    Steel demand in the South & Central America Region is expected to continue growing. In the North America Region steel inventory levels are normalizing, providing a base for an increase in demand and prices. As a result of investments currently underway, Ternium will be able to supply the expected growth in its markets.

    Moderate increases in costs are expected due to higher prices for raw materials and labor. The average cost per ton in the fourth quarter 2006 was affected by the cost increases related to work slowdowns and stoppages at Sidor that ended on November 8, 2006; the relining of one of Siderar's blast furnaces, which resumed operations on January 31, 2007; and the above-mentioned Sidor pension plan charge.

    Annual Dividend Proposal

    Ternium's Board of Directors proposes, subject to shareholder approval at the company's annual general shareholders' meeting on June 6, 2007, the payment of an annual dividend of US$0.05 per share (US$0.50 per ADS), or approximately US$100.2 million in the aggregate. If the annual dividend is approved at the shareholders' meeting, it will be paid on June 12, 2007.

    Analysis of Fourth Quarter 2006 Results versus Fourth Quarter 2005
Results

    As a result of the consolidation of Amazonia's and Hylsamex's results and other financial data since February 15, 2005, and August 22, 2005, respectively, Ternium's results and other financial data for the year 2006 or any quarters in 2006 varied significantly from the results and other financial data for the year 2005 or the corresponding quarters in 2005. Accordingly, Ternium made quarterly comparisons on a sequential basis through the third quarter 2006. Starting with its fourth quarter and full year 2006 results, Ternium intends to make comparisons on a quarterly year-over-year basis. The company plans to begin making full-year annual comparisons starting with its fourth quarter and full-year 2007 results.

    Fourth quarter 2006 and fourth quarter 2005 figures consolidate the results of Hylsamex, Siderar and Sidor together with all other consolidating subsidiaries.

    Net income attributable to the company's equity holders for the fourth quarter 2006 was US$140.4 million, compared with US$137.5 million in the fourth quarter 2005. Including minority interest, net income for the fourth quarter 2006 was US$158.2 million, compared with US$168.7 million in the fourth quarter 2005. Earnings per ADS were US$0.70 in the fourth quarter 2006 based on 2,004,743,442 shares outstanding and a conversion rate of 10 shares of common stock per ADS.

    Net sales for the fourth quarter 2006 increased 8% to US$1.6 billion compared with the same period in 2005 mainly due to higher steel prices. Shipments of flat and long products reached 2.1 million tons during the fourth quarter 2006, a level that was relatively the same as that reached in the fourth quarter 2005. Revenue per ton shipped increased 9% to US$716 in the fourth quarter 2006 versus the same quarter in 2005.

    Sales of flat products during the fourth quarter 2006 totaled US$1.2 billion, an increase of 8% compared with the same quarter in 2005. This was the result of higher prices partially offset by slightly lower volumes. Shipments were 1.6 million tons in the fourth quarter 2006, a decrease of 2% compared with the same period in 2005. Despite the increase in demand for steel products, Ternium's shipments in the fourth quarter 2006 decreased compared with the fourth quarter 2005 due to lower production levels as a result of certain events in Venezuela and Argentina as discussed above. Revenue per ton shipped, however, increased 10% to US$765 in the fourth quarter 2006 compared with the same period in 2005.

    Sales of long products were US$297.9 million during the fourth quarter 2006, an increase of 15% compared to the same period in 2005 as a result of a higher demand and prices. Shipments were 528,700 tons in the fourth quarter 2006, representing a 5% increase versus the same quarter in 2005. Revenue per ton shipped increased 9% to US$563 in the fourth quarter 2006 over the fourth quarter 2005.



                             Net Sales               Shipments
                           (million US$)          (thousand tons)
                      ----------------------- ------------------------
                      4Q 2006  4Q 2005  Dif.  4Q 2006  4Q 2005  Dif.
                      -------- -------- ----- -------- -------- ------

 South & Central
  America               756.4    606.7    25% 1,030.4    896.9    15%
 North America          465.0    489.6    -5%   558.3    668.1   -16%
 Europe & other          16.5     48.9   -66%    28.5     76.9   -63%
                      -------- -------- ----- -------- -------- ------
Total flat products   1,237.9  1,145.2     8% 1,617.2  1,641.8    -2%

 South & Central
  America               128.4    110.1    17%   229.3    216.8     6%
 North America          169.4    147.7    15%   299.4    282.7     6%
 Europe & other                    2.2  -100%              4.9  -100%
                      -------- -------- ----- -------- -------- ------
Total long products     297.9    259.9    15%   528.7    504.5     5%

Total flat and long
 products             1,535.8  1,405.1     9% 2,145.9  2,146.3     0%

Other products (1)       51.7     62.7   -18%
                      -------- -------- -----

Total Net Sales       1,587.5  1,467.8     8%

(1) Includes iron ore and pig iron.

                                                    Revenue / ton
                                                       (US$/ton)
                                                 ---------------------
                                                 4Q 2006 4Q 2005 Dif.
                                                 ------- ------- -----

 South & Central America                            734     676     9%
 North America                                      833     733    14%
 Europe & other                                     578     636    -9%
                                                 ------- ------- -----
Total flat products                                 765     698    10%

 South & Central America                            560     508    10%
 North America                                      566     522     8%
 Europe & other                                             436  -100%
                                                 ------- ------- -----
Total long products                                 563     515     9%

Total flat and long products                        716     655     9%

Other products (1)

Total Net Sales

(1) Includes iron ore and pig iron.


    Sales of other products totaled US$51.7 million during the fourth quarter 2006, a decrease of 18% compared to the same period in 2005. This was due mainly to a decrease in shipments of iron ore pellets in Venezuela and pig iron in Argentina caused by lower production levels related to the above-mentioned events at Ternium's plants in those countries.

    Flat and long product sales in the South & Central America Region were US$884.9 million during the fourth quarter 2006, an increase of 23% versus the same period in 2005. This increase was mainly due to higher volumes and prices. Shipments were 1.3 million tons during the fourth quarter 2006, or 13% higher than in the fourth quarter 2005, due to an increase in the demand for steel products. Revenue per ton shipped increased 9% to US$703 in the fourth quarter 2006 over the same quarter in 2005, mainly due to price increases implemented in both product categories.

    Sales of flat and long products in the North America Region were US$634.4 million in the fourth quarter 2006, similar to sales for these products during the fourth quarter 2005, due to lower volumes offset by higher prices. Shipments were 857,700 tons during the fourth quarter 2006, or 10% lower than the same period in 2005. This decrease was mainly due to lower demand for steel products in the region and a lower level of production at Ternium's mills. Revenue per ton shipped increased 10% to US$740 in the fourth quarter 2006 over the same quarter in 2005, mainly due to higher steel prices.

    Cost of sales totaled US$1.2 billion in the fourth quarter 2006, or 73% of net sales, compared to US$907.2 million, or 62% of net sales, in the fourth quarter 2005. Fourth quarter 2006 cost of sales include a charge of US$39.5 million related to the increase in Sidor's pension plan benefits. The higher quarterly year-over-year cost was due mainly to an increase in the price of some raw materials such as iron ore and zinc; higher consumption of hot briquetted iron (HBI) at Sidor as a result of a decrease in direct reduction iron (DRI) availability during November when some of the HyL and Midrex modules had planned maintenance stoppages; lower efficiencies associated with the work slowdowns and stoppages at Sidor; and lower efficiencies and higher maintenance costs associated with the relining of a blast furnace at Siderar.

    Natural gas and electricity costs in Mexico were higher during the fourth quarter 2006 versus the same period in 2005, while labor costs increased year-over-year on a quarterly basis in Argentina as a result of a new labor agreement.

    Selling, general and administrative (SG&A) expenses in the fourth quarter 2006 were US$166.6 million, or 10% of net sales, compared with US$172.4 million, or 12% of net sales, in the fourth quarter 2005. Fourth quarter 2006 SG&A expenses include a charge of US$7.4 million related to the increase in Sidor's pension plan benefits. The decrease was due mainly to higher efficiencies.

    Operating income in the fourth quarter 2006 was US$259.2 million, or 16% of net sales, compared with US$367.0 million, or 25% of net sales, in the fourth quarter 2005.

    EBITDA(1) in the fourth quarter 2006 was US$376.8 million, or 24% of net sales, compared with US$489.7 million, or 33% of net sales, in the fourth quarter 2005. Equity holders' EBITDA in the fourth quarter 2006 was 69% of EBITDA. Sidor's contribution to Ternium's EBITDA was 27% in the fourth quarter 2006, compared with 39% in the full year 2006. Sidor's fourth quarter 2006 percentage includes the impact of the pension plan charge and the work slowdowns and stoppages during the period as discussed above.

    Net financial expenses totaled US$63.8 million in the fourth quarter 2006, compared with US$130.7 million in the same period in 2005. This reduction was due mainly to a US$37.5 million decrease in the excess cash distribution related to Sidor's participation accounts and a US$17.5 million decrease in net interest expense that was primarily associated with a reduction in net debt.

    Sidor's excess cash distribution related to the participation account recognized in the fourth quarter 2006 was US$135.2 million compared with US$224.0 million in the fourth quarter 2005. Ternium's subsidiaries recognized US$80.8 million in the fourth quarter 2006 compared with US$133.8 million in the same quarter in 2005, while the recognition of payments to minority shareholders of Sidor resulted in expenses of US$54.5 million in the fourth quarter 2006, compared with expenses of US$90.2 million in the same period in 2005. Recognized payments to Ternium's subsidiaries and minority shareholders of Sidor were paid on February 15, 2007.

    Income tax expense for the fourth quarter 2006 was US$37.8 million, or 19% of income before income tax and minority interest, compared with US$67.8 million, or 29% of income before income tax and minority interest, in the fourth quarter 2005.

    Income attributable to minority interest for the fourth quarter 2006 was US$17.8 million, compared with US$31.1 million in the fourth quarter 2005.

    Cash Flow and Liquidity

    Net cash provided by operating activities in the fourth quarter 2006 was US$306.4 million. Net cash used in investing activities in the period was US$233.4 million, mainly related to capital expenditures of US$125.7 million and the purchase of Companhia Vale do Rio Doce's ("CVRD") 4.85% stake in Siderar for US$107.5 million. The main investments made during the fourth quarter 2006 were: the relining of blast furnace #2, the new coking facilities and the new slab reheating furnace in Argentina; the upgrading of hot rolled mill #1 in Mexico; and the new ladle furnace in Venezuela.

    Net cash used in financing activities during the fourth quarter 2006 was US$255.6 million related to the reduction in financial debt, which decreased to US$1.1 billion in the period. The company prepaid during the period US$100.0 million of the Ternium S.A. Syndicated Loan and US$139 million of a bank loan at Hylsamex. Ternium's net debt as of December 31, 2006 was US$413.7 million.

    Forward-Looking Statements

    Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    About Ternium

    Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its own distribution network. More information about Ternium is available at www.ternium.com.

    1 EBITDA equals operating income of US$259.2 million plus depreciation and amortization of US$106.0 million and other non-cash transactions of US$11.6 million.



Consolidated income statement

------------------- --------- ---------- ------- --------- -----------
    US$ million      4Q 2006  4Q 2005(1)  Dif.   12M 2006  12M 2005(1)
------------------- --------- ---------- ------- --------- -----------
  Net sales          1,587.5    1,467.8   119.7   6,569.0     4,447.7
  Cost of sales     (1,153.7)    (907.2) (246.6) (4,301.4)   (2,489.0)
                    --------- ---------- ------- --------- -----------
Gross profit           433.8      560.7  (126.9)  2,267.6     1,958.7
  Selling, general
   and
   administrative
   expenses           (166.6)    (172.4)    5.8    (623.8)     (500.6)
  Other operating
   (expense)
   income, net          (8.0)     (21.3)   13.3      (7.3)      (65.9)
                    --------- ---------- ------- --------- -----------
Operating income       259.2      367.0  (107.9)  1,636.6     1,392.2
  Financial
   expenses, net       (63.8)    (130.7)   66.9    (382.8)     (310.7)
  Excess of fair
   value of net
   assets acquired
   over cost             0.0        0.0       -         -       188.4
  Equity in
   earnings of
   associated
   companies             0.7        0.2     0.5       4.5        21.5
                    --------- ---------- ------- --------- -----------
Income before
 income tax expense    196.0      236.5   (40.5)  1,258.3     1,291.3
  Income tax
   expense             (37.8)     (67.8)   30.1    (262.4)     (218.5)
Net income for the
 period/year           158.2      168.7   (10.5)    996.0     1,072.8

Attributable to:
  Equity holders of
   the Company         140.4      137.5     2.9     795.4       704.4
  Minority interest     17.8       31.1   (13.3)    200.5       368.4
                    --------- ---------- ------- --------- -----------
                       158.2      168.7   (10.5)    996.0     1,072.8

(1) Combined consolidated financial information on the basis of common control.




Consolidated balance sheet

-------------------------------------------- ------------ ------------
                                             December 31, December 31,
                US$ million                      2006         2005
-------------------------------------------- ------------ ------------

  Property, plant and equipment, net & other
   assets                                        5,420.7      5,463.9
  Intangible assets, net                           551.6        552.9
  Investment in associated companies                16.3          9.1
  Other investments, net                            13.4         12.6
  Deferred tax assets                               36.4         29.1
  Receivables, net                                  78.9         48.8
                                             ------------ ------------
Total non-current assets                         6,117.3      6,116.4

  Receivables                                      175.8        291.3
  Derivative financial instruments                   7.9          5.4
  Inventories, net                               1,241.3      1,000.1
  Trade receivables, net                           577.9        472.8
  Other investments                                  0.0          5.2
  Cash and cash equivalents                        643.4        765.6
                                             ------------ ------------
Total current assets                             2,646.2      2,540.4

Non-current assets classified as held for
 sale                                                7.0          3.2
                                             ------------ ------------

Total assets                                     8,770.5      8,660.0

Shareholders' equity                             3,757.6      1,842.5
Minority interest in subsidiaries                1,729.6      1,733.5

Minority interest & shareholders' equity         5,487.1      3,575.9

  Provisions                                        60.5         54.1
  Deferred income tax liabilities                  985.2      1,048.2
  Other liabilities                                274.6        187.9
  Trade payables                                     7.2          1.2
  Borrowings                                       548.4      2,399.9
                                             ------------ ------------
Total non-current liabilities                    1,875.9      3,691.3

  Current tax liabilities                          103.2        127.0
  Other liabilities                                158.4        194.1
  Trade payables                                   621.8        555.3
  Derivative financial instruments                  15.5            -
  Borrowings                                       508.7        516.4
                                             ------------ ------------
Total current liabilities                        1,407.5      1,392.8

                                             ------------ ------------
Total liabilities                                3,283.4      5,084.1

Total liabilities, minority interest &
 shareholders' equity                            8,770.5      8,660.0




Consolidated cash flow statement

--------------------- -------- -------- ------- --------- ------------
     US$ million       4Q 2006  4Q 2005   Dif.  12M 2006   12M 2005(1)
--------------------- -------- -------- ------- --------- ------------

   Net income for the
    period/year         158.2    168.7   (10.5)    996.0      1,072.8
   Adjustments for:
       Depreciation
        and
        amortization    106.0    110.9    (4.9)    424.5        316.4
       Income tax
        accruals less
        payments        (22.4)   (19.0)   (3.4)    (18.1)       (44.0)
       Derecognition
        of property,
        plant &
        equipment        11.6     11.8    (0.2)     13.3         54.3
       Excess of fair
        value of net
        assets
        acquired over
        cost                -        -       -         -       (188.4)
       Changes to
        pension plan
        - non cash       46.9        -    46.9      46.9            -
       Equity in
        (earnings)
        losses of
        associated
        companies        (0.7)    (0.2)   (0.5)     (4.5)       (21.5)
       Interest
        accruals less
        payments         14.9     13.3     1.6       4.2         24.5
   Changes in
    provisions            2.1     22.6   (20.4)     33.8         19.0
   Changes in working
    capital              (2.0)    58.5   (60.5)   (276.2)        54.4
   Others                (8.4)   (23.0)   14.6      25.0        (25.2)
                      -------- -------- ------- --------- ------------

 Net cash provided by
  operating
  activities            306.4    343.6   (37.2)  1,245.0      1,262.5

   Capital
    expenditures       (125.7)  (120.2)   (5.5)   (405.8)      (244.9)
   Change in trust
    funds                   -     (5.2)    5.2       5.2         83.6
   Acquisition of
    business (2)       (107.5)    (9.7)  (97.8)   (210.5)    (2,196.7)
   Investments in
    associated
    companies            (2.6)       -       -      (2.6)           -
   Proceeds from sale
    of property,
    plant & equipment     2.4      3.7    (1.3)      3.4          6.1
                      -------- -------- ------- --------- ------------

 Net cash used in
  investing
  activities           (233.4)  (131.4) (101.9)   (610.4)    (2,352.0)

   Dividends paid in
    cash and other
    distributions to
    company's equity
    shareholders            -        -       -         -       (238.7)
   Dividends paid in
    cash and other
    distributions to
    minority
    shareholders                  (4.6)    4.6     (27.2)      (130.6)
   Net proceeds from
    Initial Public
    Offering                -        -       -     525.0            -
   Contributions from
    shareholders            -        -       -       3.1         54.8
   Proceeds from
    borrowings           44.1     84.4   (40.3)    167.3      2,135.4
   Repayment of
    borrowings         (299.7)   (63.8) (235.9) (1,424.5)      (657.6)
                      -------- -------- ------- --------- ------------

 Net cash (used in)
  provided by
  financing
  activities           (255.6)    16.0  (271.6)   (756.3)     1,163.4

 (Decrease) Increase
  in cash and cash
  equivalents          (182.6)   228.1  (410.7)   (121.7)        73.8

(1) Combined consolidated financial information on the basis of common control.

(2) Corresponds to the purchase of Impeco and other assets from Acindar in 1Q 2006 and to the purchase of Worthington Industries' 50% equity interest in Acerex in 2Q 2006.




                                   Shipments
--------- ------------------------------------------------------------
Thousand     4Q       4Q             12M      12M       3Q       3Q
   tons     2006   2005(1)  Dif.    2006    2005(1)    2006   2005(1)
--------- -------- --------------- -------- -------- -------- --------

 South &
  Central
  America 1,030.4    896.9  133.5  4,360.6  3,462.7  1,123.5  1,045.5
 North
  America   558.3    668.1 (109.8) 2,412.6  1,405.5    554.9    231.5
 Europe &
  other      28.5     76.9  (48.4)    88.2    514.4     17.2    120.6
          -------- --------------- -------- -------- -------- --------
Total
 flat
 products 1,617.2  1,641.8  (24.6) 6,861.4  5,382.6  1,695.6  1,397.6

 South &
  Central
  America   229.3    216.8   12.4    948.3    709.4    244.8    235.2
 North
  America   299.4    282.7   16.7  1,225.4    503.3    288.0    152.7
 Europe &
  other                4.9   (4.9)              4.9               0.0
          -------- --------------- -------- -------- -------- --------
Total
 long
 products   528.7    504.5   24.2  2,173.7  1,217.7    532.8    387.8

Total
 flat and
 long
 products 2,145.9  2,146.3   (0.4) 9,035.1  6,600.3  2,228.4  1,785.4

(1) Combined consolidated financial information on the basis of common control.




                                         Revenue / ton
------------------------- --------------------------------------------
                           4Q    4Q          12M    12M    3Q    3Q
         US$/ton          2006 2005(1) Dif. 2006  2005(1) 2006 2005(1)
------------------------- ---- ------- ---- ----- ------- ---- -------

  South & Central America 734     676   58   697     689  729     658
  North America           833     733  100   813     675  873     755
  Europe & other          578     636  (58)  548     636  548     561
                          ---- ------- ---- ----- ------- ---- -------
Total flat products       765     698   68   736     680  775     666

  South & Central America 560     508   53   555     522  597     543
  North America           566     522   44   600     502  671     446
  Europe & other            -     436    -     -     436    -       -
                          ---- ------- ---- ----- ------- ---- -------
Total long products       563     515   48   581     514  637     505

Total flat and long
 products                 716     655   61   698     649  742     631

(1) Combined consolidated financial information on the basis of common control.




                                   Net Sales
--------- ------------------------------------------------------------
  US$        4Q       4Q             12M      12M       3Q       3Q
 million    2006   2005(1)   Dif.    2006   2005(1)    2006   2005(1)
--------- -------- -------- ------ -------- -------- -------- --------

South &
 Central
 America    756.4    606.7  149.7  3,038.4  2,384.7    819.4    688.3
North
 America    465.0    489.6  (24.6) 1,960.8    948.9    484.6    174.8
Europe &
 other       16.5     48.9  (32.4)    48.4    326.9      9.4     67.7
          -------- -------- ------ -------- -------- -------- --------
Total
 flat
 products 1,237.9  1,145.2   92.7  5,047.5  3,660.4  1,313.4    930.8

South &
 Central
 America    128.4    110.1   18.4    526.8    370.6    146.1    127.8
North
 America    169.4    147.7   21.8    735.8    252.6    193.2     68.0
Europe &
 other                 2.2   (2.2)              2.2               0.0
          -------- -------- ------ -------- -------- -------- --------
Total
 long
 products   297.9    259.9   38.0  1,262.6    625.4    339.3    195.8
          -------- -------- ------ -------- -------- -------- --------

Total
 flat and
 long
 products 1,535.8  1,405.1  130.7  6,310.1  4,285.8  1,652.7  1,126.6

Other
 products
 (2)         51.7     62.7  (11.0)   258.8    161.9     90.8     25.4
          -------- -------- ------ -------- -------- -------- --------

Total net
 sales    1,587.5  1,467.8  119.7  6,569.0  4,447.7  1,743.5  1,151.9

(1) Combined consolidated financial information on the basis of common control.

(2) Includes iron ore and pig iron.

    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti, +1-866-890-0443 (USA)
             or
             Mexico: +52-81-8865-2111
             or
             Argentina: +54-11-4018-2389
             www.ternium.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                         By: /s/ Daniel Novegil
    --------------------                             ------------------
Name: Roberto Philipps                           Name: Daniel Novegil
Title: Chief Financial Officer                   Title: Chief Executive Officer


Dated: February 27, 2007